

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 28, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (413)723-2141

Mr. J. Holt Smith, President
Nucon-RF, Inc.
1574 Gulf Road, #242
Point Roberts, WA   98281

Re: Nucon-RF, Inc.
        Amendment No. 2 to Registration Statement on Form 10-SB
        Filed on June 12, 2007
        File No.: 0-49876

Dear Mr. Smith:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business
Historical Summary, page 2

1. Disclose the aggregate value and per share price assigned to the 22,500,000 shares of common stock exchanged for 100% of the capital stock of Nucon pursuant to the Merger Agreement.

Business of the Issuer, page 3

2. Specify in paragraphs (3) and (4) whether Nucon has licensed or acquired these technologies.

3. Copies of all material license agreements, manufacturing agreements and representation agreements should be filed as exhibits or the staff should be advised in writing why these agreements are not required to be filed. See Item 601(b)(10) of Regulation S-B.

Rosenergoatom, page 6

4. Update the information relating to the completion of contracts between Nucon and the remaining companies in the Consortium by the end of June, 2007. Identify the companies that have already executed agreements with Nucon and discuss the material terms of the agreements, including how revenues will be generated by Nucon.

5. Nucon's agreement with Rosenergoatom should be filed as an exhibit.

Atomstroyexport, page 7

6. If Nucon has executed the joint cooperation agreement with ASE for the markets of India, China and Bulgaria, the agreement should be filed as an exhibit. Otherwise, state in the second paragraph that there is no assurance that Nucor and ASE will enter into the joint cooperation agreement.

7. It should be clear that there is no assurance that Nucon will enter into any large contracts similar to the US$45 million dollar contract between ASE and SSE Chernobyl as disclosed in the third paragraph.

Next Steps, page 11

8. Update the information in the first paragraph to state whether Nucon commenced initial sales of the EP units in the second quarter of 2007.

Fire Resistant Cable-Fireproof Swelling Cable Cover, page 13

9. Update the information relating to Nucon's acquisition of this technology which was to occur during the first half of 2007.

Potential Acquisition of JSC Electroprivod and Velkont, page 14

10. Please clarify and revise to disclose whether the acquisitions of JSC Electroprivod and Velkont are considered probable. If so, please explain your consideration of the financial statement requirements of Rule 3-05 of Regulation S-X. If applicable, provide us with your calculations of the significance of each acquisition based on the requirements of Rule 3-05(b)(2). Explain how you have treated the planned investment of your affiliate ATOLL in your significance tests and refer to the specific rule supporting your treatment. Refer also to Rule 3-05(b)(4)(i).

Government Approval and Government Regulation, page 15

11. Please provide disclosure regarding the environmental regulations you must comply with.

Employees, page 15

12. Describe the type of services provided by the company's four (4) consultants.

Reports to Security Holders, page 15

13. Please delete the reference to 450 Fifth Street since we have moved.

Item 2. Management's Discussion and Analysis or Plan of Operation Overview
Liquidity and Capital Resources, page 18

14. Discuss the estimated amount of the company's material commitments for capital expenditures for the next twelve months and how the company plans to fund these commitments. We note that Nucon hopes to achieve some funding through cash flow. Since the company did not realize any revenues for the three months ended March 31, 2007 and 2006, discuss Nucon's alternative plans to achieve funding during the next twelve months.

Risk Factors, page 19

15. Please include a risk factor discussing the fact that your auditor's opinion includes a going concern risk.

Item 6. Executive Compensation, page 28

16. State whether the company has or intends to establish an Audit Committee.

Certain Relationships and Related Transactions, page 29

17. Please disclose the purpose of the loan from your president.

Item 4. Recent Sales of Unregistered Securities: Use of Proceeds from Registered
Securities, page 32

18. In the first paragraph, describe the type of services provided to the company.

19. For the each transaction discussed in paragraphs (2), (3), (8), and (9) disclose the
aggregate value assigned to the shares of common stock issued and the per share
price of the shares.

20. For each transaction discussed, include the number of individuals to whom the
unregistered securities were issued.

Financial Statements

March 31, 2007 and December 31, 2006 Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7
Organization, page F-7

21. On page F-7 of the Nucon-RF financial statements, you state the "reorganization
of Nucon into Stafford was accounted for as the recapitalization of Nucon at
historical cost." In Note 3, you characterize the transaction as a reverse
acquisition and you discuss recognition based on "the fair value of net liabilities
assumed on the date of the acquisition." Please explain how you determined
Nucon, which appears to be a shell company with nominal operations, was the
accounting acquiror. Address each of the criteria in paragraph 17 of SFAS 141.
Provide a detailed explanation of your accounting treatment, explain how your
treatment complies with SFAS 141 or explain why you believe the guidance in
SFAS 141 does not apply to this transaction. Refer to the authoritative accounting
literature that supports your treatment. Also, tell us the nature of any
relationships/commonalities between the ownership and management of the two
parties prior to the transaction. Explain the business purpose of the transaction
from the perspective of each party.

Note 4 – Investment in Zao Electro Machinery Building Plant ATOLL, page F-11

22. We have read your response to comment 2 in our letter dated May 25, 2007. You
reference the factors discussed in paragraphs 4(a), (c), and (d) of FIN 35 to
support your conclusion that you do not exercise significant influence over
ATOLL despite 50% ownership. In discussing paragraphs 4(a) and (d), you

discuss difficulties in arranging for audits due to the need for an auditor with Russian security clearance. The source of this difficulty appears to be related to security and logistics, rather than from opposition by the investee. As such, it is not clear how this represents a lack of ability to exercise significant influence or how paragraphs 4(a) and (d) support your conclusion. Also, we note a recent press release announcing the review of the financial statements of ATOLL for the three months ended March 31, 2007, prepared in accordance with U.S. GAAP.

23. In your discussion of paragraph 4(c) of FIN 35, you state the remaining 50% ownership is concentrated among a small group of shareholders who have considerable influence over management and the operations of ATOLL. However, this is not the criterion discussed in paragraph 4(c), which discusses a small group of shareholders operating the investee without regard to the views of the investor in question. Please clarify whether the small group of shareholders composing the remaining 50% ownership operates ATOLL without regard to your views. If this is the case, it appears significant additional disclosure is required in the description of business and risk factors to discuss this situation and the limitations it imposes on your business plan with regard to ATOLL.

24. As requested in our prior comment, please explain your basis for accounting for the 50% investment in ATOLL using the cost method or, if appropriate, revise the financial statements for all affected periods to account for the investment using the equity method.

Consolidated Statements of Operations, page F-3

25. Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented.

Note 6 – Convertible Notes Payable, page F-11

26. Please provide us with a schedule showing the calculation of the intrinsic value of the beneficial conversion feature of $829,660 and $386,560 on the $1,949,500 Convertible Notes and $2,750,500 Convertible Notes, respectively. Tell us the specific dates the notes were issued on and the corresponding trading prices used in your calculations. Clarify whether you calculated the intrinsic value of each conversion option based on the proceeds allocated to the convertible notes, excluding the proceeds allocated to warrants, as discussed in Issue 1 of EITF 00-27.

27. Please disclose in your amended document the terms of conversion of the $2,750,500 8% convertible notes payable issued in February and March 2007, discussed on page F-12.

Note 8 – Stockholders' Equity, page F-13

28. We note your disclosure on page F-9 that indicates you have adopted SFAS 123R as of January 1, 2007. However, it is unclear how this adoption impacted your financial statements. Please tell us and disclose how you considered the transition provisions of paragraphs 69-83 of SFAS 123R and revise disclosure to discuss the impact adoption of SFAS 123R had on your financial statements as required by paragraphs 84 and 85 of SFAS 123R.

29. Please tell us and disclose how you have accounted for the common stock issued for services during 2006 and 2007 under SFAS 123R and provide all the required disclosures pursuant to paragraphs 64 and 65 of SFAS 123R.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You can contact Patricia Do, Accountant at (202)551-3743 or Terence O'Brien, Accounting Branch Chief at (202)551-3355 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711, or in her absence, contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal